Treasury - Investor Relations Department

04024933

SECURITIES AND EXCHANGE COMMISSION - **REGISTERED MAIL**
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

File no. 82-4120

Date	Telephone number	Fax number	Reference
27 April 2004	+31-20 - 5490 509	+31 20 6461 099	T04-050/gl

SUPPL

Subject: Rule 12g3-2 (b); File no. 82-4120.

Dear Madam/Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) therunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and document shall constitute an admission for any purpose that Royal Vendex KBB N.V. is subject to the Exchange Act.

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

Yours sincerely,
For and on behalf of J.N.M. Zomer,
Corporate Treasurer – Investor Relations Officer,

Grace E. Lapré, secretary

Enclosure: 1.

SEC MAIL PROCESSING
RECEIVED
MAY 04 2004
WASH. D.C. SECTION

File : 82-4120

PRESS RELEASE

KKR CHANGE CAPITAL ALP INVEST VENDEX KBB

Amsterdam, April 26, 2004

This is a joint press release of Koninklijke Vendex KBB N.V. and VDXK Acquisition B.V., a company controlled by a consortium consisting of investment funds affiliated with and/or managed by Kohlberg Kravis Roberts & Co. L.P., Change Capital Partners L.L.P. and AlpInvest Partners N.V. Not for release, publication or distribution, in whole or in part, in or into the Canada, Australia or Japan. This announcement and related materials do not constitute an offer for (depositary receipts of) ordinary shares in Koninklijke Vendex KBB N.V., but the expectation is justified that an offer will be made in due course as set out in this press release.

Consortium intends to make a recommended public offer at € 15.40 per share of Vendex KBB

A CONSORTIUM COMPRISING INVESTMENT FUNDS AFFILIATED WITH AND/OR MANAGED BY KOHLBERG KRAVIS ROBERTS & CO. L.P., CHANGE CAPITAL PARTNERS L.L.P. AND ALPINVEST PARTNERS N.V. INTENDS TO MAKE A RECOMMENDED CASH OFFER OF € 15.40 PER (DEPOSITARY RECEIPTS OF) ORDINARY SHARE IN VENDEX KBB.

THE SUPERVISORY AND MANAGEMENT BOARDS SUPPORT THE INTENDED OFFER.

OFFER PRICE REPRESENTS A 35% PREMIUM TO CLOSING SHARE PRICE OF 5 FEBRUARY, 2004.

Koninklijke Vendex KBB N.V. ("Vendex KBB" or the "Company") and VDXK Acquisition B.V. ("Offeror"), a holding company newly incorporated in the Netherlands, jointly announce that the expectation is justified that agreement can be reached in connection with a public offer for all outstanding (depositary receipts of) ordinary shares Vendex KBB at an offer price of € 15.40 (the "Offer Price") per (depositary receipts of) ordinary share (the "Offer"). The Offeror is controlled by a consortium comprising investment funds affiliated with and/or managed by Kohlberg Kravis Roberts & Co. L.P. ("KKR"), Change Capital Partners L.L.P. ("CCP") and AlpInvest Partners N.V. ("AIP") (altogether the "Consortium").

The reduction in the price from the € 16.00, previously indicated in the press release published by Vendex KBB on 31 March, 2004, reflects the continued challenging retail environment and market outlook in the Netherlands, Belgium, France and Germany and their negative impact both on the Company's recent performance and on the expected speed of recovery of certain of Vendex KBB's businesses. These have resulted in further discussions with the Consortium's financing banks and negotiations between the parties. The amount of funds to be committed by the Consortium to the intended Offer has not changed and the reduction in price will result in additional liquidity being provided to the Company's businesses and in a stronger financial position in the current economic environment.

KKR CHANGE CAPITAL PARTNERS ALP INVEST VENDEX KBB

The Supervisory Board and the Management Board of Vendex KBB after giving due consideration to the strategic, financial and social aspects of the proposed transaction support the intended Offer and conclude that the offer is in the best interests of the shareholders and all other stakeholders of Vendex KBB and intend to recommend that shareholders accept the intended Offer.

Vendex KBB and the Offeror expect to reach definitive agreement on the intended Offer over the next few weeks, subject inter alia to advice from the central works council of Vendex KBB and the Offeror agreeing final financing documentation with its financing banks. The intended Offer will be made after a definitive agreement has been reached between Vendex KBB and the Offeror. It is currently expected that the Offer can be made and that consequently an offer memorandum will be published in mid May 2004.

Offer Highlights

The intended Offer will be a cash offer for all the issued and outstanding (depositary receipts of) ordinary shares in the capital of Vendex KBB.

Based on the intended Offer Price of € 15.40 per (depositary receipt of) ordinary share, Vendex KBB's outstanding capital is valued at approximately € 1.4 billion.

The Offer Price of € 15.40 per (depositary receipt of) ordinary share represents a:

- 35% premium over the closing price of € 11.41 on February 5, 2004, the day of the press release regarding the approach to Vendex KBB by leading international private equity houses
- 61% premium over the average closing share price of € 9.56 for the 12 months prior to February 5, 2004

The intended Offer is cum dividend: no final dividend for 2003/04 will be distributed by Vendex KBB as announced on April 6, 2004, and no further dividends are expected to be declared prior to completion of the Offer.

The Consortium also intends to offer holders of (depositary receipt) preference B shares € 40.00 per (depositary receipt) preference share, an amount equal to the nominal value of these shares, plus any accrued but unpaid dividends related thereto.

Upon completion of the Offer, the Consortium will fund acceptances under the Offer through a combination of committed equity funds and credit lines.

Background to the Offer

In recent years the management of Vendex KBB has focused on streamlining the business, reducing its complexity by selling or liquidating non-core and underperforming assets, on operational improvements and on the continuous development of the core retail formats with further growth potential, including internationalising its businesses where appropriate and expanding DIY through a series of acquisitions.

Towards the end of 2003 Vendex KBB was approached by a number of leading international private equity houses with respect to a possible public offer for the Company. In reaction, the Supervisory Board and Management Board of Vendex KBB decided to explore the possibilities of effecting a transaction with a selected number of parties, who expressed their interest in the Company as a whole and endorsed Vendex KBB's corporate strategy. Four parties were initially selected to participate in this process. Following the receipt of initial proposals an announcement was made that proposals had been received at around € 14.00 per share and two parties were allowed to participate in an open and competitive process to carry out more extensive due diligence. At the end of March 2004, the Company entered into exclusive discussions with this Consortium.

The intended Offer will have a number of advantages for Vendex KBB, its shareholders, employees, customers and other stakeholders:

- The Offeror supports the overall strategy for Vendex KBB;
- The Consortium comprises investors who have extensive retail expertise and who can provide Vendex KBB with financial and management resources to help the Company realise its strategy;
- The intended Offer provides current shareholders the opportunity to sell their interest in Vendex KBB at an attractive premium providing the opportunity to realise immediate value in cash for their shares.

Commenting on the proposed Offer, Ed Hamming (Chief Executive Officer Vendex KBB) said:

"This Offer is the outcome of a competitive bidding process and represents a higher value than any other proposal received by the Company. It represents a fundamental step in the development of Vendex KBB, providing new opportunities for our businesses to optimise its operations and setting the basis for future growth. Vendex KBB will benefit from the extensive experience and support of the Consortium to implement our strategy for the Company."

Commenting on the proposed Offer, Todd Fisher (Partner of Kohlberg Kravis Roberts & Co. L.P.) on behalf of the Consortium said:

"The consortium is uniquely suited to help the company achieve its full potential over the medium to long term due to the members' extensive retail expertise, financial capacity and knowledge of the Netherlands. We are supportive of management's overall strategy and intend to develop the strong formats and market positions in Dutch non-food retail as well as in other European countries. We are looking forward to supporting the management as they develop the business and to helping each of its retail formats achieve their full potential."

Future of Vendex KBB

Vendex KBB will continue its operations under its present names and labels. The intended transaction is not expected to have negative consequences regarding employment and employment conditions of the employees of Vendex KBB and any of its subsidiaries.

The members of the Management Board and a number of managers of Vendex KBB will be invited to participate in the share capital of the Offeror.

The current Supervisory Board members intend to step down following completion of the Offer and a new Supervisory Board will be appointed as of completion of the Offer.

If the intended Offer is declared unconditional, it is intended that Vendex KBB's listing on the Official Market of Euronext Amsterdam N.V. ("Euronext Amsterdam") will be terminated as soon as possible. Furthermore, subject to the necessary threshold being reached, the Consortium expects to initiate the statutory procedure contemplated by the Dutch Civil Code in order to acquire all shares and depositary receipts held by minority shareholders or take such other steps to terminate the listing and/or acquire shares not being tendered, including effecting a legal merger).

Conditions precedent to declaring the intended Offer unconditional

As conditions precedent to declaring the intended Offer unconditional, the customary conditions for this kind of transaction will apply. Amongst these will be regulatory approvals and the condition that at least 95% of each class of the issued and outstanding share capital of Vendex KBB has been tendered under the Offer, with the objective of acquiring all of the share capital of Vendex KBB and delisting the Company from Euronext Amsterdam.

Further Process

Vendex KBB and the Consortium expect to reach full agreement on the intended Offer over the next few weeks, subject inter alia to Central Works Council's advice and final financing documentation.

The offer memorandum containing the terms and conditions of the Offer is currently expected to be published in mid May 2004, and the Management Board and the Supervisory Board will thereafter discuss the Offer in a general meeting of shareholders. This meeting is expected to coincide with the Annual General Meeting of Shareholders in which, amongst other things, the annual accounts for the year 2003/04 will be discussed and is currently envisaged to be held at the beginning of June. Details of this meeting will be made available to shareholders along with the offer memorandum. At the beginning of June, Vendex KBB also will publish the financial results of the first quarter of the current year 2004/05.

The Financial Markets Authority (Autoriteit Financiële Markten), Euronext Amsterdam N.V. and the Social Economic Council (Sociaal Economische Raad) have been informed of the intended Offer. The relevant trade unions have been duly notified. As earlier announced the Central Works Council of Vendex KBB has been asked for advice and the European Works Council will be consulted. Clearance for this transaction will also be sought from the European competition authorities.

Indicative Timetable

Early May, 2004	Filing with European Commission
Mid May, 2004	Publication Offer Memorandum
June 2, 2004	Vendex KBB first quarter report 2004/05
Early June, 2004	General Meeting of Shareholders of Vendex KBB

Citigroup Global Markets acts as financial advisor to the Supervisory Board of Vendex KBB. ABN AMRO Corporate Finance acts as financial advisor to Vendex KBB. The Supervisory Board of Vendex KBB has also received separate legal advice. Morgan Stanley & Co. Limited and UBS Limited act as financial advisors to the Consortium.

This announcement is a public announcement as meant within section 9b paragraph 2 sub a of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

Profile of Vendex KBB

Vendex KBB's is the leading non-food retailer in the Netherlands. The group has various retailing formats in other Western European countries. The Company operates through department stores, variety stores and specialty stores. The store formats are grouped into six business units on the basis of the markets they address. These business units are HEMA (variety stores), V&D and Bijenkorf (department stores), DIY, Fashion and Consumer Electronics (speciality stores). In total the Company operates 15 store formats and some 1,800 outlets in The Netherlands, Belgium, Denmark, France, Germany, Luxembourg and Spain.

Vendex KBB key financial 2003/04 and 2002/03 (February 1to January 31)

(in € millions)	2003/04	2002/03
Net turnover continued activities	4,451	4,327
Operating result on retail activities	37	98
Internal rental income	36	40
Results from operations	73	138
Operating result on continued activities	64	142
Operating result on discontinued activities	-3	162
Total operating result	61	304
Net financial debt	842	689

Trading update

Continued difficult macro economic conditions have resulted in a slow start to the year. This is expected to result in operating profits for the first quarter, which has historically been the least important quarter of the year in terms of profit, being below last year's first quarter.

Profile of Consortium members

About Kohlberg Kravis Roberts & Co. L.P.

Kohlberg Kravis Roberts & Co. L.P. is one of the world's leading private equity firms. Its investment approach is focused on investing in attractive businesses to implement value creating strategies. Founded in 1976, KKR has completed more than 115 transactions in North America and Europe. KKR has completed twelve transactions in the UK and continental Europe since 1996. Its current portfolio consists of more than 30 companies based in the U.S., Canada, Germany, Austria, France and the UK, including Yellow Pages Group, Demag Holding, Legrand, Rockwood, Tenovis (formerly Bosch Private Networks), Willis Group, Shoppers Drug Mart, Wincor Nixdorf (formerly Siemens Nixdorf), MTU and Zumtobel.

About Change Capital Partners L.L.P.

Change Capital Partners is an independent, privately owned private equity firm focusing on investing in businesses throughout Western Europe that leverage its extensive retail and consumer industries expertise. The firm was created by three partners in January 2003: Luc Vandevelde, Chairman and former CEO of Marks & Spencer, Steven Petrow, former Managing Director of Bain Capital, Ltd., and Frederic Hufkens, founder of Hufkens Asset Management & Co. Ltd.

About AlpInvest Partners N.V. (formerly NIB Capital Private Equity N.V.)

AlpInvest Partners N.V. is a major player in the global private equity market with €20 billion under management and with specific expertise within The Netherlands market. AIP has also created significant expertise in retail through its diverse investments across Europe and the US.

Further information can be obtained with:

For Vendex KBB

Peter van Bakkum, press relations	tel. +31-20-5490 432
	+31-6-53589 041
Marius Zomer, investor relations	tel. +31-20-5490 509
	+31-6-10932 179

For Consortium

Citigate,	
Dorothee van Vredenburch	tel. +31-20-5754 010
	+31-6-53215 341
Floor van Maaren	tel. +31-20-5754 010
	+ 31-6-29597746

For KKR

Gay Collins/Andrew Nicolls,	
Penrose Financial	tel. + 44-20-7786 4882

This press release appears in Dutch also. In the event of any inconsistency, the English version will prevail above the Dutch version.